EXHIBIT 99.1

2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

MEDICURE REPORTS FINANCIAL RESULTS FOR QUARTER ENDED MARCH 31, 2024 AND ANNUAL GENERAL MEETING DIRECTOR ELECTION RESULTS

WINNIPEG, CANADA – (May 28, 2024) Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market, today reported its results from operations for the quarter ended March 31, 2024.

The Company is also pleased to announce the voting results for the election of directors at its annual meeting of shareholders held earlier today (the “Meeting”). Each of the six nominees listed in Company’s management information circular dated April 12, 2024, namely Dr. Albert Friesen, Dr. Arnold Naimark, James Kinley, Kimberly Kramchynsky, Brent Fawkes and Peter Quick, was elected as a director of Medicure to hold office until the next annual meeting of shareholders or until their successor is duly elected. Each director received votes for totalling greater than 99%.

Kimberly Kramchynsky, more commonly known as Kim Kline, is the only newly appointed director.  Ms. Kline is currently on the board of BioTalent Canada and the advisory board of RRC Polytech Life Sciences. She is also the past President of the Bioscience Association of Manitoba, a position she held until early 2024, and a former member of the University of Manitoba Faculty of Science Dean’s advisory board.

“We are pleased to welcome Kim to our Board” said Albert Friesen, Chair of Medicure’s Board of Directors. “She has a breadth of experience and relationships in the bioscience industry, and brings strong leadership and strategic planning skills to the position”.

Quarter Ended March 31, 2024 Highlights:

•	Recorded total net revenue of $5.7 million during the quarter ended March 31, 2024 compared to $5.6 million for the quarter ended March 31, 2023 and;

•	Recorded total net revenue from the sale of AGGRASTAT® of $2.3 million during the quarter ended March 31, 2024 compared to $2.7 million for the quarter ended March 31, 2023 and;

•	Recorded total net revenue from the Marley Drug business of $2.7 million ($770,000 from sales of ZYPITAMAG®, and $1.9 million from other pharmacy revenue) during the quarter ended March 31, 2024 compared to $2.3 million ($580,000 from sales of ZYPITAMAG and $1.7 million from other pharmacy revenue) for the quarter ended March 31, 2023 and;

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•	Recorded total net revenue from the sale of ZYPITAMAG of $777,000 during the quarter ended March 31, 2024 compared to $640,000 through insured business for the quarter ended March 31, 2023 and;

•	Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA1) for the quarter ended March 31, 2024 was $359,000 compared to adjusted EBITDA of $916,000 for the quarter ended March 31, 2023 and;

•	Net income for the quarter ended March 31, 2024 was $51,000 or $0.00 per share compared to net income of $290,000 or $0.03 per share for the quarter ended March 31, 2023.

Financial Results

The modest decrease in AGGRASTAT revenues when compared to the same period in the previous year, as described above, is the result of an increase in pricing competition from generic tirofiban hydrochloride in 2024 when compared to 2023.

The Marley Drug business contributed $2.7 million of revenue for the quarter ended March 31, 2024 compared to $2.3 million for the quarter ended March 31, 2023. Marley Drug is a US pharmacy licensed to ship medications to all 50 states, Washington D.C. and Puerto Rico. The increase in revenue is a result of increased sales through marketing, fulfillment partnerships, its e-commerce platform, and increased sales of ZYPITAMAG.

ZYPITAMAG through insured channels contributed $777,000 of revenue for the quarter ended March 31, 2024 compared to $640,000 through insured channels for the quarter ended March 31, 2023. The increase in revenues in 2024 is due to an increased volume of sales to drug wholesalers, in response to stronger demand for ZYPITAMAG through insured channels.

Adjusted EBITDA for the quarter ended March 31, 2024 was $359,000 compared to $916,000 for the quarter ended March 31, 2023. Decreased adjusted EBITDA for the quarter ended March 31, 2024 resulted from lower AGGRASTAT revenue, higher general and administrative expenses and higher research and development expenses.

Net income for the quarter ended March 31, 2024 was $51,000 or $0.00 per share compared to net income of $290,000 or $0.03 per share for the quarter ended March 31, 2023. The main factors contributing to the decrease in net income recorded for the quarter ended March 31, 2024 were lower AGGRASTAT revenue, higher general and administrative expenses and higher research and development expenses, offset by insurance proceeds received by the Company for AGGRASTAT inventory which had previously been damaged in import.

At March 31, 2024, the Company had unrestricted cash totaling $6.1 million, a decrease from $6.4 million of unrestricted cash held as of December 31, 2023. Cash flows used in operating activities for the quarter ended March 31, 2024 was $132,000 compared to cash from operating activities of $173,000 for the period ended March 31, 2023.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

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The full financial statements are available at www.sedar.com and on the Company’s website at www.medicure.com.

Notes

(1)

The Company defines EBITDA as "earnings before interest, taxes, depreciation and amortization" and Adjusted EBITDA as “EBITDA adjusted for non cash and non-recurring items”. The terms "EBITDA" and “Adjusted EBITDA”, as it relates to the three month period ended March 31, 2024 and 2023 results prepared using IFRS, do not have any standardized meaning according to IFRS.

Conference Call Info:

Topic: Medicure's Q1 2024 Results

Call date: Wednesday, May 29, 2024

Time: 7:30 AM Central Time (8:30 AM Eastern Time)

Toll Free: 1 (888) 506-0062

International: 1 (973) 528-0011

Participant Access Code: 780348

Webcast: This conference call will be webcast live over the internet at the following link: https://www.webcaster4.com/Webcast/Page/2965/50707

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company's website.

About Medicure Inc.

Medicure is a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG® (pitavastatin) tablets in the United States, where they are sold through the Company’s U.S. subsidiary, Medicure Pharma Inc. Medicure also operates Marley Drug Inc. (“Marley Drug”), a pharmacy subsidiary servicing all 50 states, Washington D.C. and Puerto Rico. Marley Drug® is committed to improving access to medications for all Americans together with exceptional customer service and free home delivery. For more information visit www.marleydrug.com. For more information about Medicure please visit www.medicure.com. For additional information about AGGRASTAT®, please visit www.aggrastat.com or refer to the full Prescribing Information. For additional information about ZYPITAMAG®, please visit www.zypitamag.com or refer to the full Prescribing Information.

To be added to Medicure’s e-mail list, please visit:

http://medicure.mediaroom.com/alerts

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Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, expected results, including future revenue from P5P, the likelihood of receiving a priority review voucher from the United State Food and Drug Administration, expected future growth in revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its current Form 20F.

AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAG® (pitavastatin) tablets, and Marley Drug® are registered trademarks.

For more information, please contact:

Dr. Albert D. Friesen

Chief Executive Officer

Tel. 888-435-2220

Fax 204-488-9823

E-mail: info@medicure.com

www.medicure.com

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Consolidated Statements of Financial Position

(expressed in thousands of Canadian dollars, except per share amounts)

	March 31, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$6,074	$6,369
Accounts receivable	5,375	4,794
Inventories	3,322	2,900
Prepaid expenses	1,201	1,143
Total current assets	15,972	15,206
Non‑current assets:
Property and equipment	642	736
Intangible assets	8,804	8,940
Goodwill	3,178	3,102
Other assets	77	75
Total non‑current assets	12,701	12,853
Total assets	$28,673	$28,059
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$7,677	$7,603
Income taxes payable	16	16
Current portion of lease obligations	266	315
Total current liabilities	7,959	7,934
Non‑current liabilities
Lease obligations	210	229
Total non‑current liabilities	210	229
Total liabilities	8,169	8,163
Equity:
Share capital	81,014	81,014
Contributed surplus	10,781	10,723
Accumulated other comprehensive loss	(5,490)	(5,989)
Deficit	(65,801)	(65,852)
Total equity	20,504	19,896
Total liabilities and equity	$28,673	$28,059

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Consolidated Statements of Net Income and Comprehensive  Income

(expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31	2024	2023

Revenue, net	$5,694	$5,628
Cost of goods sold	1,797	1,832
Gross profit	3,897	3,796

Expenses
Selling	1,974	2,038
General and administrative	1,209	906
Research and development	676	526
	3,859	3,470
Finance costs:
Finance (income) expense, net	(51)	5
Foreign exchange loss, net	7	24
	(44)	29
Net income before income taxes	$82	$297

Income tax expense	(31)	(7)

Net income	$51	$290
Other comprehensive income (loss):
Item that may be reclassified to profit or loss
Exchange differences on translation of foreign subsidiaries	499	(25)
Other comprehensive income (loss), net of tax	499	(25)
Comprehensive income	$550	$265

Income per share
Basic	$0.00	$0.03
Diluted	$0.00	$0.03

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Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31	2024	2023
Cash (used in) provided by:
Operating activities:
Net income for the period	$51	$290
Adjustments for:
Current income tax expense	31	7
Amortization of property, plant and equipment	104	107
Amortization of intangible assets	440	434
Share‑based compensation	58	49
Finance (income) expense, net	(51)	5
Unrealized foreign exchange loss	7	24
Change in the following:
Accounts receivable	(479)	(581)
Inventories	(357)	430
Prepaid expenses	(58)	201
Accounts payable and accrued liabilities	86	(796)
Interest received, net	63	10
Income taxes paid	(27)	(7)
Cash flows (used) from in operating activities	(132)	173
Investing activities:
Acquisition of intangible assets	(87)	(27)
Cash flows used in investing activities	(87)	(27)
Financing activities:
Repayment of lease liability	(76)	(76)
Cash flows used in financing activities	(76)	(76)
(Decrease) increase in cash and cash equivalents	(295)	70
Cash and cash equivalents, beginning of period	6,369	4,857
Cash and cash equivalents, end of period	$6,074	$4,927

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